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                                                               Exhibit (a)(5)(v)

                                                        SILVER TRIANGLE BUILDING
                                        25505 WEST TWELVE MILE ROAD O SUITE 3000
                                                       SOUTHFIELD, MI 48034-8339
                                                                  (248) 353-2700
                                                        WWW.CREDITACCEPTANCE.COM

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                             DATE: AUGUST 28, 2006
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                                   INVESTOR RELATIONS:  DOUGLAS W. BUSK
                                                        TREASURER
                                                        (248) 353-2700 EXT. 4432
                                                        IR@CREDITACCEPTANCE.COM

                                        NASDAQ SYMBOL:  CACC


                          CREDIT ACCEPTANCE ANNOUNCES:
                       MODIFIED DUTCH AUCTION TENDER OFFER

SOUTHFIELD, MICHIGAN -- AUGUST 28, 2006 -- CREDIT ACCEPTANCE CORPORATION (NASDAQ: CACC) (the "Company") announced today that it has commenced a modified dutch auction tender offer to purchase up to 3,500,000 of its outstanding common stock at a price per share of $28.00 to $31.50. The tender offer will expire at 5:00 p.m., Eastern Standard Time, Tuesday, September 26, 2006, unless extended by Credit Acceptance. Tenders of shares must be made on or prior to the expiration of the tender offer and shares may be withdrawn at any time on or prior to the expiration of the tender offer. Credit Acceptance's obligation to purchase is subject to the conditions set forth in the offer to purchase and letter of transmittal documents being sent to shareholders. The Company will be releasing operating results for the two months ended August 31, 2006, prior to the expiration of the tender offer.

Under the tender offer, shareholders of Credit Acceptance common stock will be invited to choose a price at which they are willing to sell their shares to Credit Acceptance, within the range of $28.00 to $31.50 per share. Credit Acceptance will then select the lowest single purchase price that will allow it to buy up to 3,500,000 shares of stock, or such lesser number of shares as are properly tendered and not withdrawn. All shares acquired in the tender offer will be purchased at the same purchase price regardless of whether the shareholder selected a lower price. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without proration and all other shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase. Shareholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, promptly after the expiration of the tender offer. Shareholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer. The offer is not contingent upon any minimum number of shares being tendered.

Credit Acceptance anticipates that it will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, from existing cash reserves and by borrowing under its $325 million revolving warehouse facility and its $135 million revolving credit facility. The tender offer is not conditioned upon the receipt of financing.

Donald Foss, the Company's Chairman of the Board and majority shareholder, has indicated his non-binding intention to tender 20.0 million shares. If Mr. Foss tenders 20.0 million shares as he has indicated, the proration factor will be substantially impacted such that only a limited number of shares properly tendered by shareholders other than odd lot holders would be purchased and no shares conditionally tendered would be purchased. In addition, the price at which Mr. Foss tenders his shares would likely be the price at which Credit Acceptance purchases shares in the offer. Shares tendered at any price above the price chosen by Mr. Foss would not be purchased and shares tendered at or below the price chosen by Mr. Foss would be purchased on a pro rata basis. Mr. Foss is tendering this amount of shares because he does not want to increase his ownership percentage in the Company. One other officer of the Company has advised Credit Acceptance that he intends to tender shares in the offer. For further information, refer to the Offer to Purchase.


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As of August 24, 2006, Credit Acceptance had 33,362,080 shares outstanding. The last reported sale price of Credit Acceptance's common stock on the NASDAQ Global Market on August 25, 2006, which was the last trading day prior to the commencement of the offer, was $27.87 per share.

Georgeson, Inc. is the Information Agent for the offer and Computershare Trust Company, N.A. is the Depositary. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered shareholders and will also be made available for distribution to beneficial owners of Credit Acceptance common stock. Questions related to the offer and requests for copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Georgeson, Inc. at (888) 219-8475.

Neither Credit Acceptance nor its Board of Directors is making any recommendation whether shareholders should tender or refrain from tendering their shares or at what purchase price they should choose to tender their shares.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Credit Acceptance's common stock. The solicitation of offers to buy Credit Acceptance's common stock will only be made pursuant to the Offer to Purchase and related materials that Credit Acceptance will be distributing to its shareholders. Shareholders are urged to read Credit Acceptance's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and shareholders may obtain them free of charge from the SEC at the SEC's Website (http://www.sec.gov/) or from Georgeson, Inc., the Information Agent for the tender offer, toll free at
(888) 219-8475.

DESCRIPTION OF CREDIT ACCEPTANCE CORPORATION

Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit from sales of vehicles to consumers who otherwise could not obtain financing; from repeat and referral sales generated by these same customers; and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our product, consumers may be unable to purchase a vehicle or they may purchase an unreliable one, or they may not have the opportunity to improve their credit standing. As we report to the three national credit reporting agencies, a significant number of our customers improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ under the symbol CACC. For more information, visit creditacceptance.com.



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